DAVIS & ASSOCIATES

(A PROFESSIONAL LAW CORPORATION)

-SECURITIES, BUSINESS & INTERNATIONAL LAWYERS-

LOS ANGELES                                                                                         NEWPORT BEACH

(310) 823-8300/fax (310) 301-3370                                                             (949) 631-1142

Respond To:

P.O. Box 12009

Marina Del Rey, CA

90295-3009

April 12, 2007

Maryse Mills-Apenteng, Staff Attorney

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F Street NE, Mail Stop 4561

Washington, D.C.  20549

Re:

Borland Software Corporation

Preliminary Proxy Statement PREC14A

Filed on March 15, 2007 by C. Robert Coates

File No. 1-10824

Dear Ms. Mills-Apenteng:

We are responding to Christina Chalk’s letter of March 29, 2007, in the above referenced matter.  We have concurrently filed an amended Preliminary Proxy Statement on EDGAR, and we have enclosed with this letter a redlined copy showing the changes from our earlier filing.

Please be as advised as follows:  (paragraph numbers reference the paragraph numbers of your letter):

1.

To the extent possible, we have updated our Proxy Statement with information set forth in Borland's preliminary proxy statement filed with the SEC.  In some places we have left a blank date because the Borland proxy statement also has a blank date.

2.

We have updated and expanded the discussion regarding Mr. Coates’ relationship with Borland historically, and have provided additional information as to Mr. Coates and Mr. Donahue's focus on how Borland’s business should be changed going forward.

Letter to Maryse Mills-Apenteng, Staff Attorney

United States Securities and Exchange Commission

April 12, 2007

Page 2____________________________________

We have noted that if elected, Mr. Borland and Mr. Donahue will only be minority members of the Board of Directors.

3.

We omitted certain information from our Proxy Statement in reliance on rule 14a-5(c), and made the appropriate disclosure in our Proxy Statement.

4.

We have expanded the scope of our proxy solicitation to include solicitation of proxies to both vote for the other items to be voted upon at the Borland annual meeting of shareholders and to vote for certain members of the Borland management slate of candidates standing for election to the Board of Directors.

5.

We have added Mr. Donahue's name to the fore part of the Proxy Statement, and have referenced the use of a D.F. King & Company to assist in the solicitation of proxies. We do not believe anyone else falls under the requirement of one who is a solicitor of proxies.

6.

Complied with.

7.

Neither Ms. Katarina Coates nor Management Insights, Inc. (now doing business as 2055, Inc.) will be involved in any proxy solicitation.  Their existence is disclosed to  merely set forth the direct and indirect ownership by Mr. Coates of the Company’s stock.

8.

Complied with.

9.

Complied with.

10.

 We have expanded the discussion of how solicitations will be undertaken in accordance with your suggestion.

11.

We have expanded our discussion to include the proxy solicitation firm, D. F. King & Company, Inc. and its representatives, whom Mr. Coates will utilize to assist in this proxy contest.

12.

Complied with.

13.

There is currently no margin indebtedness tied to Mr. Coates’ Borland share position.

14.

Complied with.

15.

Complied with.

Letter to Maryse Mills-Apenteng, Staff Attorney

United States Securities and Exchange Commission

April 12, 2007

Page 3____________________________________

16.

We are advised  that there would be no conflict of interest as a result of Mr. Donahue serving both as a Chief Executive Officer of ClearApp, Inc. and serving as an independent director on Borland’s board.

17.

 Mr. Donahue owns no stock in Borland.

18.

This language has been clarified.

19.

We have expanded the discussion of the historic relationship between Mr. Coates and Borland.

20.

Complied with.

21.

Complied with.

22.

Complied with.

23.

We have expanded the scope of the proxy solicitation to include solicitation of votes for certain members of the slate of directors proposed by Borland management as well as for Mr. Coates and Mr. Donahue.

24.

There are no individuals for whom votes will be cast for director under the Proxy except Mr. Coates, Mr. Donahue and certain members of management’s slate of directors, all who have given their consent to run and to serve.

 If you have further questions please give me a call on my cell phone at (213) 400-2007.

Thank you very much for your assistance in this matter.

Very truly yours,

/s/ Donald G. Davis

Donald G. Davis

DGD/cpd

Enclosure(s): As stated above.